ZYNEX MEDICAL HOLDINGS, INC
                          8100 Southpark Way, Suite 9-A
                               Littleton, CO 80120
                                 (303) 703-7906


                                  June 2, 2005


Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

     Re:   Zynex Medical Holdings, Inc. - Request for Withdrawal of
           Post Effective Amendment No. 1 to Form SB-2 Filed on June 1, 2005 Registration No. 333-117175

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933 as amended, Zynex Medical Holdings, Inc. (the "Company") hereby provides this letter as an application to withdraw its Post-Effective Amendment No. 1 to Form SB-2 (File No. 333-117175) filed by the Company on June 1, 2005 as well as all exhibits thereto. The Company requests that the Securities and Exchange Commission consent to this request.

     The Company requests the withdrawal of the above-referenced Post-Effective Amendment No. 1 because it was filed under an incorrect code. The Company is re-filing the Post-Effective Amendment No. 1 under the post-effective amendment code. No shares of the common stock have been issued or sold under such Post-Effective Amendment No. 1 to the Registration Statement.

     If you have any questions or comments or require additional information, regarding the request for the withdrawal, please contact Mark R. Levy of Holland & Hart LLP, counsel to the Company, at (303) 295-8073 or Victoria Donovan of that firm at (303) 295-8520.

                                           Very truly yours,

                                           ZYNEX MEDICAL HOLDINGS, INC.


                                           By:      /s/ Peter J. Leveton
                                                    ------------------------
                                                    Peter J. Leveton
                                                    Chief Financial Officer